UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. _)*

THE ARENA GROUP HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

040044109

(CUSIP Number)

Roundtable Media, Inc.

Attn: James C. Heckman

4300 University Way NE, Suite C

Seattle, WA 98105

(267) 329-9366

Warlock Partners, LLC

Attn: Brock Pierce

151 San Francisco Street, Suite 200

San Juan, Puerto Rico 00901

(787) 722-1238

Strome Group, LLC Attn: Mark E. Strome 13535 Ventura Blvd., Ste C-525 Sherman Oaks, CA 91423 (310) 850-9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 17, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 040044109

1.	NAME OF REPORTING PERSON James C. Heckman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 288,396 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 288,396 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 288,396 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The reported shares consist of (a) 186,123 shares of the Issuer’s common stock, par value $0.01 (the “Common Stock”), and (b) 102,273 shares of Common Stock that are issuable upon the exercise of the options granted under the 2016 Equity Incentive Plan. The reported securities exclude 659,509 shares of Common Stock that are issuable upon the exercise of the unvested options granted under the 2019 Equity Incentive Plan (the “2019 Plan Options”). The 2019 Plan Options are subject to performance-based vesting that is tied to a target stock price and a target daily liquidity of the Common Stock, which have not been achieved.

(2)	Based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No.: 040044109

1.	NAME OF REPORTING PERSON Warlock Partners, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,488,617 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,488,617 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,617 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

The reported shares exclude 303,600 shares of Common Stock that, subject to the Blocker (as defined below), are issuable upon conversion of 2,200 shares of Series H Preferred Stock (the “Preferred Stock”). Pursuant to the terms of the Preferred Stock, a holder cannot convert or vote any portion of the Preferred Stock that would result in the holder beneficially owning (together with its affiliates or any “group” members) more than 4.99% of the then-issued and outstanding shares of the Common Stock following such conversions (the “Blocker”). Due to the current beneficial ownership of Common Stock by Warlock Partners, LLC (“Warlock”), none of the Preferred Stock is convertible under the Blocker within 60 days.

(2)	Based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No.: 040044109

1.	NAME OF REPORTING PERSON The Roundtable LLC, Series 1111
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,488,617 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,488,617 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,617 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, HC

(1)

The reported shares exclude 303,600 shares of Common Stock that, subject to the Blocker, are issuable upon conversion of 2,200 shares of Preferred Stock. Due to Warlock’s current beneficial ownership of Common Stock, none of the Preferred Stock is convertible under the Blocker within 60 days. The reported shares and the Preferred Stock may be deemed beneficially owned by The Roundtable LLC, Series 1111 (“Roundtable LLC”) as the manager of Warlock. Roundtable LLC disclaims beneficial ownership of these shares, except to the extent of its pecuniary interest in such shares, if any.

(2)	Based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No.: 040044109

1.	NAME OF REPORTING PERSON Brock Pierce
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 1,488,617 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 1,488,617 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,488,617 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)

The reported shares exclude 303,600 shares of Common Stock that, subject to the Blocker, are issuable upon conversion of 2,200 shares of Preferred Stock. Due to Warlock’s current beneficial ownership of Common Stock, none of the Preferred Stock is convertible under the Blocker within 60 days. The reported shares and the Preferred Stock may be deemed beneficially owned by Mr. Pierce as the manager of Roundtable LLC, the manager of Warlock. Mr. Pierce disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in such shares, if any.

(2)	Based on 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

CUSIP No.: 040044109

1.	NAME OF REPORTING PERSON Mark E. Strome
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,108,194 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,108,194 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,108,194 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

(1)

The reported shares of Common Stock are directly owned by certain trusts and private funds managed, directly or indirectly, by Mr. Strome (the “Strome Investors”). The reported shares may be deemed beneficially owned by Mr. Strome due to his authority, directly or indirectly, to vote and dispose of the securities held by the Strome Investors. Mr. Strome disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein.

(2)	Based on the sum of 23,834,891 shares of Common Stock outstanding as of November 10, 2023, as reported in the Issuer’s quarterly report on Form 10-Q filed with the SEC on November 14, 2023.

ITEM 1.	Security and Issuer.

The security to which this Schedule 13D relates is the common stock, par value $0.01 (“Common Stock”), of The Arena Group Holdings, Inc., a Delaware corporation (“Arena” or the “Issuer”)The principal executive offices of the Issuer are located at 200 Vesey Street, 24th Floor, New York, New York 10281.

ITEM 2.	Identity and Background.

(a), (b), (c) and (f) This Schedule 13D is being filed jointly by the following persons (collectively, the “Reporting Persons”):

(i)

James C. Heckman (“Mr. Heckman”), a United States citizen, is the CEO of Roundtable Media, Inc. (“Roundtable Media”). His business address is c/o Roundtable Media, 4300 University Way NE, Suite C, Seattle, WA 98105.

(ii)

Warlock Partners, LLC (“Warlock”), a Puerto Rico limited liability company, is an investment vehicle for Mr. Pierce. Its business address is 151 San Francisco Street, Suite 200, San Juan, Puerto Rico 00901.

(iii)

The Roundtable LLC, Series 1111 (“Roundtable LLC”), a Puerto Rico limited liability company, is the manager of Warlock. Its business address is 151 San Francisco Street, Suite 200, San Juan, Puerto Rico 00901.

(iv)

Brock Pierce (“Mr. Pierce” and collectively with Warlock and Roundtable LLC, the “Warlock Reporting Persons”), a United States citizen, is the manager of Roundtable LLC and the Chairman and co-founder of Roundtable LLC. His business address is 151 San Francisco Street, Suite 200, San Juan, Puerto Rico 00901.

(v)

Mark Strome (“Mr. Strome”), a United States citizen, is the Founder and Chief Executive Officer of Strome Group, Inc. The business address of Mr. Strome is c/o Strome Group, Inc., 13535 Ventura Blvd., Ste C-525, Sherman Oaks, CA 91423.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Mr. Heckman received his reported securities while he was the Chief Executive Officer of Arena as a grant under the Issuer’s 2016 Equity Incentive Plan and 2019 Equity Incentive Plan.

The source of funds for the securities reported herein by the Warlock Reporting Persons was the working capital of Warlock.

The source of funds for the securities reported herein by Mr. Strome was the working capital of the trusts and private funds that are managed, directly or indirectly, by Mr. Strome.

ITEM 4.	Purpose of Transaction.

Each of the Reporting Persons acquired their original position in the Issuer’s Common Stock for investment purposes.

Agreement to Oppose the Simplify Transaction and Support the Alternative Proposal

After observing recent developments at the Issuer and reviewing the terms of the proposed business combination by and among Arena, Simplify Inventions, LLC (“Simplify”) and its wholly owned subsidiary, Bridge Media Networks, LLC (the “Simplify Transaction”), on January 17, 2024, based on conversations between Mr. Heckman, Mr. Pierce and Mr. Strome about the Simplify Transaction and Mr. Heckman’s previously submitted Alternative Proposal (as defined below), the Reporting Persons verbally agreed to vote their shares against the Simplify Transaction and expressed their support for the Alternative Proposal.

Alternative Proposal

On December 14, 2023, Mr. Heckman, on behalf of Roundtable Media and its financial partner (the “Roundtable Bidders”), submitted to the special committee established by the Issuer in connection with the Simplify Transaction (the “Special Committee”), an initial alternative proposal to the Simplify Transaction (the “Initial Proposal”). On December 22, 2023, the Special Committee communicated to Mr. Heckman that it was not permitted to pursue the Initial Proposal because the proposal did not constitute a “superior proposal” as defined in the Simplify Transaction documents apparently because it would not result in a change of control of the Issuer.

On January 7, 2024, Mr. Heckman, on behalf of the Roundtable Bidders, submitted a revised alternative proposal (the “Alternative Proposal”) with two options to recapitalize Arena that were designed to meet the technical specifications of a “superior proposal” and also provide the Issuer and its shareholders with a bona fide superior alternative to the Simplify Transaction. Under to Alternative Proposal:

•

Option A: The Roundtable Bidders propose to invest approximately $120 million in Arena, an amount sufficient to retire the $110 million senior secured note obligation owed to Simplify (the “Simplify Note”), plus approximately $10 million in additional capital for ongoing operations and expenses. This investment would be structured as (i) an equity purchase of 50% of the Issuer’s outstanding Common Stock (or such other percentage required to constitute a “superior proposal”) at a price per share equal to the share price in the Simplify Transaction, and (ii) a new four-year 10% senior secured note obligation in the aggregate principal amount of approximately $80 million with several more favorable terms as the Simplify Note, including an initial two-year period of no payments.

•

Option B: This alternative option by the Roundtable Bidders could potentially be effected by Arena alongside the Simplify Transaction and approved by the Board without a shareholder vote. Under this option, the Roundtable Bidders would (i) acquire from Arena 19.99% of its outstanding Common Stock, based on the post-acquisition, fully diluted capitalization table, for approximately $14.999 million and (ii) loan Arena an aggregate principal amount of $85 million pursuant to a new four-year 10% senior secured note obligation with the same more favorable terms as in Option A, including an initial two-year period of no payments.

The Alternative Proposal also proposes that Arena restructure the Board to be majority independent and restore the Issuer’s founding executive team, including Mr. Heckman, who will refocus the business on positive cashflow and strong valuation, and work for 50% of the recently terminated CEO’s cash compensation.

Between January 7, 2024 and January 22, 2024, Mr. Heckman had several telephone discussions with the Special Committee members responding to questions and requests for additional information about the terms of the Alternative Proposal and how the Alternative Proposal compares to the Simplify Transaction.

General

The Reporting Persons intend to communicate with the Issuer’s management and Board about, and may enter into negotiations with them regarding the foregoing and other operational and strategic matters and may communicate with advisors, other shareholders or other third parties regarding the same. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements. The Reporting Persons may change their intentions with respect to any and all matters referred to in this Item 4. They may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer’s financial position and strategic direction, the Simplify Transaction, the outcome of the discussions referenced above and the Alternative Proposal, overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer, including through transactions involving the Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of securities of the Issuer in the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of the Common Stock.

To the extent required by Item 4 of Schedule 13D, the information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a) & (b) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference.

“Group” Status

As a result of the matters described in Item 4, Mr. Heckman, the Warlock Reporting Persons, and Mr. Strome may be deemed to have formed a “group” for purposes of Section 13(d)(1) of the Exchange Act and the rules promulgated thereunder. As a result, the group may be deemed to beneficially own the aggregate amount of the Common Stock that each of Mr. Heckman, the Warlock Reporting Persons and Mr. Strome beneficially owns. Consequently, as of the date of this Schedule 13D, the group may be deemed to beneficially own in the aggregate 12.1% of the Issuer’s Common Stock, taking into account that, due to the group’s beneficial ownership of Common Stock and options, none of the Preferred Stock held by Warlock are convertible under the Blocker within 60 days.

The filing of this Schedule 13D shall not be deemed an admission any Reporting Person is, for purposes of Section 13(d) or Section 16 of the Exchange Act, the beneficial owner of any securities of the Issuer reported herein. Each of Mr. Heckman, the Warlock Reporting Persons and Mr. Strome specifically disclaims beneficial ownership of the securities reported herein as beneficially owned by the other Reporting Persons.

(c) No transactions in the Issuer’s securities have been effected by the Reporting Persons during the past sixty days.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

As described in his cover page above, Mr. Heckman holds stock options to purchase shares of the Issuer’s Common Stock, which were granted to him by Arena during his tenure as the company’s CEO. The options were issued by Arena pursuant to the terms set forth in the Issuer’s 2016 Equity Incentive Plan and the 2019 Equity Incentive Plan. The options granted to Mr. Heckman under the 2019 Equity Incentive Plan are subject to performance-based vesting that is based on a target stock price and a target daily liquidity of the Common Stock, which have not been achieved.

As described in its cover page above, Warlock holds 2,200 shares of Preferred Stock of the Issuer, the terms of which are set forth in the Amended and Restated Certificate of Incorporation of the Issuer, which is filed as Exhibit 3.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on October 13, 2021.

Except as described above and in Item 4, no contracts, arrangements, understandings, or relationships (legal or otherwise) exist among the Reporting persons or between any Reporting Person and any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies. Except as described above, none of the Reporting Persons is a party to any arrangement whereby securities of the Issuer are pledged or are otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

Exhibit 99.1	Joint Filing Agreement, dated as of January 24, 2024

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 24, 2024	/s/ James C. Heckman
JAMES C. HECKMAN

Dated: January 24, 2024	WARLOCK PARTNERS, LLC

By: The Roundtable LLC, Series 1111 Its: Manager

/s/ Brock Pierce
Name: Brock Pierce
Title: Manager

Dated: January 24, 2024	THE ROUNDTABLE LLC, SERIES 1111

/s/ Brock Pierce
Name: Brock Pierce
Title: Manager

Dated: January 24, 2024	/s/ Brock Pierce
BROCK PIERCE

Dated: January 24, 2024	/s/ Mark E. Strome
MARK E. STROME